SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
C.N.P.J. No. 42.150.391/0001 -70
NIRE 29300006939
PUBLIC COMPANY
MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING
HELD ON JULY 20, 2006

1 - DATE: 07/20/2006. 2 - TIME: 10AM. 3 – CONVOCATION: Notice of Convocation published, pursuant to art. 124 of Law No. 6404/76, on the following days: July 05, 06 and 07, 2006, in the "Official Gazette of Record of the State of Bahia", in the newspaper "A Tarde", and pursuant to CVM's instructions Nos. 02/78, and 207/94, it was also published on July 05, 06 and 07, 2006, issues of "Gazeta Mercantil" in order to achieve disclosure. "Fato Relevante" (Relevant Fact) was published as well, in order to follow, respectively, CVM's instructions Nos. 358/2002 and 319/1999, in the "Official Gazette of Record of the State of Bahia", in the newspaper "A Tarde" and in the newspaper "Gazeta Mercantil", issues of July 05, 2006. 4 – ATTENDEND BY: Shareholders representing over 80% (eighty percent) of the Company's voting capital; Mr. Felipe Edmond Ayoub, registered with the Regional Accounting Council of the State of Bahia under CRC No. 1SP187402/0-4 "S" BA, representing the specialized company PricewaterhouseCoopers Auditores Independentes, a civil company established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo No. 1400, 7th to 11th and 13th to 20th floors, Torino Tower, with branch in the City of Salvador at Rua Miguel Calmon No. 555, 9th floor, secondarily filed with the Regional Accounting Board of the State of Bahia under CRC No. 2SP000160/0-5 "F" and in the CNPJ/MF under No. 61 562 112/0004-73, responsible (i) for the accounting opinion report of the severed net worth of Companhia Alagoas Industrial - CINAL, enrolled in the CNPJ/MF under No. 57 015 018/0001-84 ("CINAL"); and (ii) for the examination and audit of the financial statements of the Company and of CINAL; Mr. Walter Murilo Melo de Andrade, member of the Company's Fiscal Council; and Mrs. Ana Virgínia Borges Cruz, representative of the Company's management, in order to meet the provision in Law No. 6404/76. 5 - DIRECTION OF THE MEETING: Chairman: Pedro Oliveira da Costa, and Ana Patrícia Soares Nogueira as Secretary:, elected as provided in art. 17 of the By-Laws. 6 - AGENDA: (I) Election of the members of the Board of Directors, in view of the resignations submitted; (II) Approve and to confirm the appointment and engagement, performed by the Company's management, of the specialized company responsible for the preparation of the valuation report of CINAL's net worth; (III) Review discuss and approve the Protocol and Justification of the partial spin-off transaction and transfer of CINAL's severed net worth portion to the Company; (IV) Review, discuss and approve the documents relating to the partial spin-off transaction with transfer of CINAL's severed net worth portion to the Company; and (V) Approval of CINAL's partial spin-off transaction and transfer of its net worth's severed portion to the Company, without change in the Company's capital stock and with the consequent reduction of the Company's equity in CINAL's capital stock; 7 - OPINION BY THE FISCAL COUNCIL - The Fiscal Council of the Company, in its opinion issued on July 04, 2006, has concluded in favor with respect to the approval of the transfer to the Company of CINAL' s severed portion and the approval of the Protocol and Justification and other accounting documents supporting the partial scission operation. 8 - DELIBERATIONS: The subjects of the Agenda were placed up for discussion and voting, and the following deliberations were taken unanimously by the attending parties: 8.1) Authorize the draft of this Meeting's minutes in summary form as well as their publication thereof without the signatures of the attending parties, pursuant art. 130 and its §s, of Law No. 6404/76; 8.2) RESIGNATION AND REPLACEMENT IN THE OF THE MEMBERS OF THE BOARD OF DIRECTORS - a) acknowledge of the resignations submitted by the Titular Board Members, Mr. Ruy Lemos Sampaio and Mrs. Maria das Graças Silva Foster, as well as the Alternate Board Member Mrs. Eliani Maria Borazo Rubira; b) extend thanks and acknowledgement to the Board Members, who are resigning, for the effort and contribution always dedicated to the Company; c) elect, for fulfilling the vacancies resulting from the resignations, with mandate coinciding with that of the other members of the Board of Directors, i.e., up to the Ordinary Shareholders' Meeting that will assess the management' accounts for the fiscal year ending 12/31/2007, and keeping the same compensation as established by the Ordinary and Extraordinary Shareholders' Meeting held on March 31, 2006, respectively, as Titular Board members, Mr. ANTONIO BRITTO FILHO, Brazilian, married, journalist, holder of the identity card RG No. 2 005 263 377 SJS/RS, enrolled in the CPF/MF under No. 149 090 140-04, resident and domiciled in Porto Alegre/RS, with business address at Rua Dr. Legendre, 34, Center, Parobé/RS, ZIP Code 95630-000; and Mr. JOSÉ LIMA DE ANDRADE NETO, Brazilian, married, chemical engineer, holder of the identity card RG No. 198 768 SSP/SE, enrolled in the CPF/MF under No. 102 994 085-15, resident and domiciled in Rio de Janeiro/RJ, with business address at Av. República do Chile No. 65, 9th floor Portion, Center, Rio de Janeiro/RJ, ZIP Code 20031-912; and, as Alternate Board member, Mr. RUY LEMOS SAMPAIO, Brazilian, married, business administrator, holder of the identity card RG No. 9189137-1 SSP/SP, enrolled in the CPF/MF under No. 006 488 415.-53, resident and domiciled in Salvador/BA, with business address at Av. Luís Viana Filho No. 2841, Paralela, Salvador/BA, ZIP Code 41730-900. The Councilmen elected hereby express, in writing, for purposes of the provision in art. 37, sub-item II, of Law No. 8934 of 11/18/94, with text provided by Law No. 10194 of 02/14/01, that they are not precluded from practicing trade or the management of trade company due to criminal judgment, nor are they precluded by special law or sentenced for bankruptcy crime, transgression, bribe or subornation, embezzlement, peculation, against people's economy, public faith or property, or criminal penalty that would preclude, even temporarily, access to public duty, as provided in paragraph 1st of art. 147 in Law 6404 of 12/15/76, and have further submitted, in order to comply with the provision in CVM's Instructions Nos. 358 of 01/03/02 and 367 of 05/29/02, written statements, pursuant to the terms of said instructions, which were filed at the Company's main place of business, upon which the respective terms of investiture were executed, on this date, on the specific book. In view of the changes decided above, the Company's Board of Directors is hereafter constituted as follows: TITULARS: PEDRO AUGUSTO RIBEIRO NOVIS – CHAIRMAN; ALVARO FERNANDES DA CUNHA FILHO –VICE PRESIDENT; ALVARO PEREIRA NOVIS; ANTONIO BRITTO FILHO; FRANCISCO TEIXEIRA DE SÁ; JOSÉ DE FREITAS MASCARENHAS; JOSÉ LIMA DE ANDRADE NETO; LUIZ FERNANDO CIRNE LIMA; MASATOSHI FURUHASHI; NEWTON SERGIO DE SOUZA; PATRICK HORBACH FAIRON. RESPECTIVE ALTERNATES: RUY LEMOS SAMPAIO; MARCOS LUIZ ABREU DE LIMA; MARCOS WILSON SPYER REZENDE; RUBIO FERNAL FERREIRA E SOUSA; LÚCIO JOSÉ SANTOS JÚNIOR; GUILHERME SIMÕES DE ABREU; EDMUNDO JOSÉ CORREIA AIRES; HILBERTO MASCARENHAS ALVES DA SILVA FILHO; YUKIHIRO FUNAMOTO; CLÁUDIO MELO FILHO; ROGÉRIO GONÇALVES MATTOS; 8.3) approve and confirm the appointment and engagement previously performed by the Company' s management, of the specialized company PricewaterhouseCoopers Auditores Independentes, qualified above, who (i) examined and audited the Company's and CINAL's financial statements, and (ii) effected the accounting evaluation of the severed portion of CINAL's net worth and prepared the corresponding accounting evaluation report, for purposes of the Company's accounting entries, said specialized company being represented at the General Meeting by Mr. Felipe Edmond Ayoub, who offered to clarify any possible doubts of the attending shareholders with respect to the evaluation report and financial statements, prepared; 8.4) approve, after having been examined and discussed, the Protocol and Justification concerning CINAL's partial spin-off transaction and transfer to the Company of the severed portion, executed by CINAL's and the Company's managements, dated June 19, 2006 (“Protocol and Justification”), containing the purposes, bases, and other conditions relating the transfer of CINAL's net worth severed portion to the Company, having been prepared according to the provision in arts. 224, 225 and subsequent, of Law No. 6404/76, as well as CVM's Instruction No. 319/99, which document, submitted by the Chairman of the Meeting and examined by those attending, was initialed by the members of the meeting's board and filed at the Company's main place of business, and the copy of which, upon having been initialed by the Secretary, becomes an integral part of these minutes as Attachment I; 8.5) approve, after having been examined and discussed, with no restriction, the Company's and CINAL's financial statements and the accounting evaluation report on the severed portion of CINAL's net worth, previously prepared by the specialized company mentioned in item 8.3 above, for purposes of the Company's accounting entries, which documents, upon being submitted by the Chairman of the Meeting and examined by those attending, were initialed by the members of the meeting's board and filed at the Company's main place of business, and the copies of which, after having been initialed by the Secretary, become an integral part of these minutes as Attachment II (the Company's financial statements), Attachment III (CINAL's financial statements) and Attachment IV (accounting report on CINAL's severed portion). The accounting evaluation report assessed, on the base date of March 31, 2005 ("Base Date") the severed portion of CINAL's net worth, as R$58,211,586.89 (fifty-eight million, two hundred and eleven thousand, five hundred and eighty-six reais and eighty-nine cents), all as established in Law No. 6404/76 as well as CVM Instruction No. 319/99; 8.6) approve the CINAL's partial spin-off transaction and the transfer of the severed portion of its net worth to the Company, under the terms and conditions set forth in the Protocol and Justification approved per item 8.4 above, now belonging to the Company all assets, rights and obligations comprising CINAL's severed net worth, according to the respective accounting evaluation report mentioned in item 8.5 above; 8.7) put on record that, since the Company is CINAL's sole shareholder, there will be no capital stock increase, and no issue of new Company shares as a result of the transfer of CINAL's severed portion, but rather the cancellation of 57,657,265 (fifty-seven million, six hundred and fifty-seven thousand, two hundred and sixty-five) preferred shares, issued by CINAL, held by the Company, as shown on Protocol and Justification approved per item 8.4 above. As a result of the transaction approved hereby, the Company will hereafter hold 92,586,504 (ninety-two million, five hundred and eighty-six thousand, five hundred and four) common shares issued by CINAL, with the resulting transfer of the severed portion to the Company. 8.8) put on record that, in compliance with art. 12 of CVM Instruction No. 319/99, the Company's and CINAL's financial statements were audited by PricewaterhouseCoopers Auditores Independentes, per reports dated April 28, 2006, incorporated to these minutes as Exhibits II and III, as approved in item 8.5 above; and 8.9) authorize Company management to perform all actions required for implementing the partial spin-off transaction approved hereby. 9 - ADJOURNMENT: No further subjects remaining to be discussed, this Extraordinary Shareholders Meeting was adjourned, these minutes were prepared, read, discussed and found compliant, and has been signed by all attending Shareholders, which set up the necessary quorum required for the validity of the deliberations, subject matter of this Extraordinary Shareholders’ Meeting, and, by decision thereof, the issuance of all required certificates by the Secretary of the Meeting was authorized.
Camaçari/BA, July 20, 2006. [SS.: Pedro Oliveira da Costa – President; Ana Patrícia Soares Nogueira – Secretary; Shareholders: Nordeste Química S.A. – Norquisa (by Pedro Oliveira da Costa); ODBPAR Investimentos S.A. (by Pedro Oliveira da Costa); Odebrecht S.A. (by Pedro Oliveira da Costa); Petrobrás Química S.A. – Petroquisa (by Roberto Keller Thompson Mello); Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI (by Jorge Marcelo Câmara Alves);

Conforms to the original recorded on the specific book.

Ana Patrícia Soares Nogueira
Secretary

Headquarters-Plant: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 632.5102
Offices: Rio de Janeiro/RJ - Av. Presidente Vargas, nº 309, 13º andar - CEP 20071-003 - Tel. (21) 516.1515 - Fax (21)233.0476
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, s. 301 - CEP 41820-021 - Tel. (71) 342.3088
São Paulo/SP – Av. das Nações Unidas, 4777, CEP 05477-000 – Tel (11) 3443 9999 – Fax (11) 3023 0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer